Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
December 22, 2023

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed August 11, 2023 File No. 333-262378
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Irving Mark Brunhofer Lulu Cheng Sandra Hunter Berkheimer
Ladies and Gentlemen:
On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated November 16, 2023. Galaxy has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter. Amendment No. 3 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 3 to the Staff on request.
For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 3 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 3. Certain confidential information that is relevant to Galaxy’s responses below are included in Annexes to this letter, which will be submitted separately pursuant to a request for confidential treatment.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Amendment No. 2 to Registration Statement on Form S-4
General
1.         We note your response to comment 9 that Blue Fire Capital Europe Cooperatief U.A., now rebranded to Quantitative Principal Trading, engages in your "quantitative trading activity with respect to digital assets that are potentially securities" and that it is primarily engaged in trading activity with respect to bitcoin and ether. Please revise your disclosure to clarify what you mean by the crypto assets are "potentially securities."
Galaxy has revised the disclosure on page 27 in response to the Staff’s comment.

2.         We continue to evaluate your responses to comments 50, 59, 72 and 84 and may have further comments.
Galaxy acknowledges the Staff's comment.
A Letter from Michael Novogratz, our Founder and Chief Executive Officer, page iv
3.         We note your response to comment 20 and re-issue in part. Please expand to provide recent support for your statement that the entrance of institutions and human capital into the space continues.
Galaxy has revised the disclosure on page vii to remove the reference to "the entrance of institutions and human capital into the space continues."
Galaxy advises the Staff that "the entrance of institutions and human capital into the space continues" is supported by the following, among other developments and sources:
A.Institutional adoption examples:
1.The 2023 Institutional Investor Digital Asset Outlook commissioned by Coinbase noted (1) 64% of current crypto investors surveyed expect to increase allocation in next 3 years and (2) 45% of institutional investors surveyed currently without crypto allocations expect to allocate in the next 3 years. (https://www.coinbase.com/institutional/research-insights/resources/education/2023-institutional-investor-digital-assets-outlook-survey)
2.Franklin Templeton filed for spot bitcoin ETF in September 2023 (https://www.coindesk.com/business/2023/09/12/franklin-templeton-joins-bitcoin-etf-race/)
3.BlackRock filed for a spot ethereum ETF in November 2023 (https://www.reuters.com/business/finance/blackrock-woos-investors-ethereum-trust-further-crypto-push-2023-11-16/)
4.Commerzbank obtained a German crypto custody license in November 2023 (https://www.reuters.com/technology/commerzbank-receives-crypto-custody-licence-germany-2023-11-15/)
5.JP Morgan and Apollo's successful "proof of concept" tokenizing asset management funds (https://www.coindesk.com/tech/2023/11/15/jpmorgan-apollo-tokenize-funds-in-proof-of-concept-with-axelar-oasis-provenance/)

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U.S Securities and Exchange Commission
6.JP Morgan October 2023 research report attributing bitcoin’s performance to institutional demand (https://www.coindesk.com/markets/2023/10/26/bitcoins-recent-outperformance-fueled-by-institutional-demand-jpmorgan-says/)
7.Citibank's September 2023 announcement of new digital asset capabilities for institutional clients (https://www.citigroup.com/global/news/press-release/2023/citi-develops-new-digital-asset-capabilities-for-institutional-clients)
8.Fidelity filed for spot ethereum ETF in November 2023 (https://decrypt.co/206579/fidelity-ethereum-fund-spot-eth-etf)
9.Deutsche Bank's September 2023 announcement of new service offerings including digital asset custody and tokenization (https://decrypt.co/156670/deutsche-bank-to-offer-crypto-custody-with-swiss-fintech-taurus)
10.British multinational bank Standard Chartered's September announcement of staking service offering (https://decrypt.co/197895/standard-chartered-zodia-custody-crypto-yield-staking)
11.PayPal's August 2023 launch of a US dollar denominated stablecoin (https://newsroom.paypal-corp.com/2023-08-07-PayPal-Launches-U-S-Dollar-Stablecoin)
B.Human capital entrance examples:
1.Coinbase received over 30,000 applicants for their full-time internship program. (https://www.coinbase.com/blog/talent-density-at-coinbase)
2.Solana's new product competition held September through October of 2023 reached all-time highs in terms of teams submitting projects (907) and applicants (7000+) (https://solana.com/news/solana-hyperdrive-hackathon-winners)
3.Crypto developer counts are up 92% as of June 1, 2023 verses June 1, 2020 according to Electric Capital Developer Report (https://www.developerreport.com/blog/newsletter-20230706)
4.Canada’s Blockchain Futurist August 2023 conference attracted record-breaking attendance. (https://finance.yahoo.com/news/blockchain-futurist-conference-launches-today-120000501.html?guccounter=1)
5.The 2023 Global Crypto Adoption Index released by Chainalysis in September 2023 noted grassroots adoption is recovering from post-FTX lows, especially in lower middle income countries which account for 40% of the global population. (https://www.chainalysis.com/blog/2023-global-crypto-adoption-index/)
Questions and Answers about the Proposed Transactions
General Questions and Answers for GDHL Shareholders, page 1
4.         Please refer to comment 12 of our letter dated November 5, 2021. Please revise to disclose the number of Class B ordinary shares of GDHL that will be issued in connection with the Governing Documents Amendment. Please make corresponding changes throughout the document as applicable. Further, file the form of proxy and form of written consent that will be used in relation to the solicitation of GDHL shareholders.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Galaxy has filed the form of proxy as Exhibit 99.2 of Amendment No. 3. Galaxy submits to the Staff that no Class B ordinary shares will be issued in connection with the Governing Documents Amendment. Galaxy further advises the Staff that the Class B ordinary share structure is created through the Domestication Charter and Bylaws Amendment, prior to GDHL's domestication from the Cayman Islands to Delaware, but no Class B ordinary shares will be issued thereby. Following the Domestication, GDH Delaware will have a dual-class capital structure including both Class A Common Stock and Class B Common Stock. The number of shares of Class B Common Stock issued will equal the number of Class B Units of GDH LP outstanding at such time, as the Class B Common Stock will be issued on a 1:1 basis with Class B LP Unit holders.
Further, Galaxy has not filed a form of written consent as there is no requirement to collect a written consent under Canadian securities law or Cayman securities law. GDHL shareholders will receive a copy of the Management Circular/Prospectus and the form of proxy in connection with the solicitation of and vote of proxies at the Meeting.
Prospectus Summary
Information About Galaxy
Our Products and Services, page 16
5.         We note your response to comment 21. Please revise your disclosure to address the following:
•Discuss the material terms of any agreements you have with third-party custodians;
•Describe the terms and provisions of any insurance policies that will cover the customer digital assets that are held by third-party custodians, including the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate; and
•Clarify the usage of private keys and your statement that Galaxy may hold a shard of the private key, in light of your disclosure and response that in accordance with your customer agreements, GalaxyOne customer digital assets will now only be held in custodian omnibus accounts.
Galaxy has revised the disclosure on pages 17-18 and 215-216 in response to the Staff’s comment.
The Cryptoeconomy, page 18
6.         Please revise to provide support for your statements that "Ethereum is home to the largest share of newer application categories" and "bitcoin and ether together account for more than 65% of the asset class’s market capitalization today." Please revise to provide support for your statement that "[t]he number of world wide individual cryptocurrency users was 425 million as of January 2023, up from 295 million in January 2022."
Galaxy has revised the disclosures on pages 25-26 and 28 inserting footnotes to reference source data in response to the Staff’s comment.
Government Regulation
United States, page 30
7.         Please explain if Galaxy Digital Partners LLC uses the advisory services of GDCM LP, and if so how.
Galaxy advises the Staff that Galaxy Digital Partners LLC does not use the advisory services of GDCM LP.

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U.S Securities and Exchange Commission
Canada and other jurisdictions, page 31
8.         We note your statement that “GDH LP’s diversified asset management firm dedicated to the cryptocurrency and blockchain sectors intends, in the future, to register or file for a registration exemption in Canada to sell or distribute securities, or to advise with respect to investments in securities, or to act as an investment fund manager, if required.” Please identify the firm you are referring to here.
Galaxy has revised the disclosure on page 33 to remove this statement. Galaxy submits to the Staff that this language was included simply to acknowledge the applicable Canadian law (National Instrument 31-103) and Galaxy’s intention to comply with the regime in the event that it applies to GDH LP in the future.
Risk Factors, page 49
9.         We note your response to comment 26 in which you state that “[c]ertain components of Galaxy’s counterparty, credit, liquidity, and risk assessment processes were adjusted” in light of recent crypto asset market conditions. To the extent material, please revise your disclosure to describe any gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions as well as any changes they have made to address those gaps.
Galaxy has revised the disclosure on page 69 to describe its ongoing assessment of risk management processes and results related to recent market events in response to the Staff’s comment. Galaxy further advises the Staff that, while Galaxy has identified opportunities for improvement, its ongoing assessment of risk management processes and policies did not identify any gaps that were material, individually or in the aggregate, as result of recent crypto asset market events.
Risks Related to Our Operations
A determination that a digital asset is a "security", page 52
10.       We note your disclosure regarding the lawsuits against Coinbase and Binance and your reference to “a number of digital assets that the SEC alleges to be unregistered securities.” Please revise to clarify that your business supports certain of the assets identified in those complaints, disclose the particular digital assets in those complaints that you support and discuss the impact this may have on your business, financial condition and results of operations. Please also revise this risk factor to summarize the disclosure you have included in the second paragraph of the Legal Proceedings section in order to provide appropriate context for the risks you discuss.
Galaxy has revised the disclosure on page 55 and provided additional information in Annex I in response to the Staff’s comment.

Our process for analyzing whether or not a particular digital asset is a security, page 56
11.       We note your response to comment 28 and re-issue in part. Please disclose whether all digital assets you transact in have been re-examined under your current procedures or whether procedures you implement are prospective only, and discuss related risks as applicable. Please also revise to discuss the policies and procedures that will apply, including what actions you will take, if you determine that one of your products or services supports an asset that is deemed to be a security.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Galaxy has revised the disclosure on page 59 in response to the Staff’s comment and provided additional information in Annex I in response to the Staff’s comment.
Risks Related to Our Business Lines
Our venture investments business within asset management, page 71
12.       Please describe who, either within the Company or outside of the Company, makes decisions about your equity investments in portfolio companies.

Galaxy advises the Staff that with respect to the equity investments held directly on the Company's balance sheet, a component of Crypto Ventures, the Company has an Investment Committee consisting of the Chief Investment Officer, co-heads of Crypto Ventures, the General Counsel and CFO. With respect to equity investments held across two global, multi-manager venture funds, also a part of Crypto Ventures, the Company has an Investment Committee consisting of the Co-Chief Investment Officers of Vision Hill, the Global Head of Asset Management, the Company’s Chief Investment Officer and the VP of Vision Hill. With respect to equity investments in Interactive Ventures, the Company has an Investment Committee consisting of the Co-portfolio managers of the Interactive Funds, the Company’s Chief Investment Officer and an external advisor. The Investment Committees’ decisions are generally based on written investment memos prepared by the Company's investment professionals based on their due diligence. The Investment Committees meet regularly to discuss and approve proposed investments (including subsequent rounds of funding in the same portfolio company). Sales of equity investments in portfolio companies are proposed by the portfolio managers and approved by the Company’s Chief Investment Officer. The above Committees do not make determinations with respect to the Company’s strategic acquisitions or investments.
Risks Related to Cryptocurrencies and Digital Assets
The continuing development and acceptance of digital assets and distributed ledger technology, page 78
13.       We note your response to comment 3 that you do not currently have a framework in place to offer staking services to customers, and are currently exploring ways to offer staking services in the future in compliance with applicable securities laws. Please revise to disclose the expected timeline and associated costs and risks related to the development and operation of a staking program. To the extent that you may offer staking to your customers but do not have a timeline related to the development of the staking program, please disclose the factors you will consider in determining whether and when to offer a staking program to your customers.
Galaxy advises the Staff that it will revise its disclosure in the Registration Statement in a subsequent amendment prior to requesting effectiveness.
The U.S. federal income tax treatment of transactions in digital assets is unclear, page 83
14.       Please revise to discuss the IRS’ recent proposed regulations relating to the reporting of crypto asset transactions by brokers.
Galaxy has revised the disclosure on page 87 in response to the Staff’s comment.
Short sales and borrowings of digital assets pose additional risks, page 85
15.       Please expand to disclose the regulatory risks to which borrowing operations may be subject.
Galaxy has revised the disclosure on pages 57 and 88 in response to the Staff’s comment.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission

Risks Related to Regulation, Information Systems and Privacy Matters
Our and our third-party service providers' failure to safeguard and manage, page 98
16.       We note your response to comment 30 and re-issue in part. Please revise to discuss the applicability of your policies related to know-your-customer, anti-money laundering, and safeguarding of assets for each of your business lines, and discuss how they are implemented.
Galaxy has revised the disclosure on pages 101 and 245 in response to the Staff’s comment.
Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies,

17.       Please revise to update this risk factor for recent legislative developments. As an example, the Lummis-Gillibrand Responsible Financial Innovation Act was re-introduced in the Senate in July 2023 and the digital asset market structure bill initially released as a discussion draft has since been introduced into the House and has advanced out of the House Financial Services and Agriculture Committees.
Galaxy has revised the disclosure on page 103 in response to the Staff’s comment.
Management's Discussion and Analysis of Financial Condition and Results of Operations Our Businesses, page 170
18.       Please tell us which crypto assets are included in your different lines of businesses, including without limitation, whether each line of business deals with all of the crypto assets listed beginning on page 207, and whether each line of business deals with NFTs.
Galaxy advises the Staff that the digital assets listed beginning on page 212 (the "Disclosed Assets") are limited to those internally approved for trading and lending with clients and counterparties. This list does not include digital assets that Galaxy may trade on exchange exclusively for proprietary purposes. As of the date of this letter, NFTs have only been traded by Galaxy for proprietary purposes or acquired and held by a non-consolidated sponsored funds, and as such these assets are not included within the Disclosed Assets. Galaxy has included a list of digital assets and NFTs held or traded for customers of GalaxyOne and investors of Galaxy Asset Management funds in Annex III.
19.       We note your disclosure on pages 17, 171, and 213 that you provide "critical network validator services." Please tell us, and revise future filings as applicable, to describe in detail the critical network validator services you provide and revenues recognized in association with these services in the periods presented.
Galaxy has revised the disclosures on the services we provide on pages 20, 176, 211 and 220, our accounting policy on page F-10 and the revenue recognized on page F-24 in response to the Staff’s comment.
Galaxy advises the Staff that the Company expanded its proprietary staking operations on the Ethereum network during the second and third quarters of 2023. Substantially all of staking revenue generated by Galaxy in 2023 was from proprietary ETH bonded to Galaxy operated validators. The Company does not currently offer ETH staking to third parties. The Company also operates validators for the SUI, AKT, AXL, AKT, EVMOS, DVPN, NEAR, XPRT and SHYFT protocols. Third parties delegate their digital assets to these Galaxy operated validators to earn staking rewards, and Galaxy earns a commission for providing this service to counterparties. To a limited extent, Galaxy also stakes proprietary digital assets on a

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U.S Securities and Exchange Commission
number of these validators. Digital asset staking revenue from proprietary digital assets is included in the Lending and staking revenue in the Global Markets segment, and commission fees earned by operating validators to which third parties delegate digital assets are included in Fee revenue in the Digital Infrastructure Solutions segment. Prior to 2023, the Company participated in digital asset staking activities primarily by utilizing third-party staking services. Commission fees earned by Galaxy for operating validators have been de minimus to date. Therefore, it has not been referenced in the footnotes to the financial statements.
Results of Operations, page 178
20.       Please revise your next amendment to discuss, in more fulsome detail, the reasons for material changes in Statement of Operations line items from period-to-period. For example, we noted material changes to line items such as digital assets sales revenue, net gain/(loss) on digital assets, net gain/(loss) on investments, digital assets sales cost, and impairment of digital assets in the periods presented that included very limited discussion in the narrative section, such as your analysis on page 183 that, "net revenues were $120.5 billion, a decrease of $15.6 billion, or 11%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was driven by decreased digital assets sales revenue." Please enhance with a narrative explanation of your financial statements that enables investors to see the company through the eyes of management, and provide the context within which financial information should be analyzed. Refer to Item 303 of Regulation S-K and S

Galaxy has revised the disclosure starting on page 184 and throughout the "Management's Discussion & Analysis of Financial Condition and Results of Operations" in response to the Staff’s comment.
21.       We note that you had assets under management (AUM) of $2.4 billion at March 31, 2023. Please revise your next amendment to provide a rollforward of AUM showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance.
Galaxy has revised the disclosure on page 176 in response to the Staff’s comment.
22.       We note that your discussion of net income/loss on pages 181, 184, and 187 appears to be related to net income/loss attributed to unit holders and not GAAP net income that includes income/loss attributable to noncontrolling interests. Please revise your disclosure to properly identify this income and discuss the impact of noncontrolling interests on total net income/loss.
Galaxy has revised the disclosures on pages 185, 188 and 191 in response to the Staff’s comment.
Quantitative and Qualitative Disclosures about Market Risk
Credit and Counterparty Risk, page 190
23.       Please revise to clarify the nature of the collateral provided by digital asset borrowers, including without limitation, whether permissible collateral includes all the digital assets listed beginning on page 207.
Galaxy has revised the disclosure on page 194 in response to the Staff’s comment.
24.       We note your disclosure that you participate in "lending and posting risk margin with trading exchanges and platforms," and that you post risk margin with digital asset trading platforms to participate in activities within the trading platform. Please clarify whether "trading exchange" and

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U.S Securities and Exchange Commission
"trading platform" carry different definitions, and if so, whether you post risk margin with trading exchanges in addition to trading platforms. Please also expand to describe the activities referred to here. Additionally, clarify whether the trading exchanges and/or platforms referred to are located within the U.S. or elsewhere.
Galaxy advises the Staff that "trading exchanges" and "platform" do not carry different definitions. Galaxy has removed the reference to "exchanges" on page 194 in response to the Staff’s comment.
Information About Galaxy
Our Products and Services
Global Markets, page 204
25.       We note your disclosure here and on pages 16 and 236 that “Galaxy holds its customers’ cash balances in omnibus client custodial accounts.. .To the extent that client cash balances are subject to lending arrangements with Galaxy where Galaxy has the right to rehypothecate, the cash for the loaned balances is moved into Galaxy’s accounts with one or more banks that are members of the FDIC.” Please revise to clarify the extent to which these balances are FDIC-insured (e.g., whether customers receive pass-through coverage). In addition, for the cash balances where Galaxy has the right to rehypothecate, please revise to clarify whether the loaned balances are moved to and remain in Galaxy’s bank accounts, or if those funds may subsequently be used by Galaxy for other purposes.
Galaxy has revised the disclosure on page 17-18 and 215 in response to the Staff’s comment.
Digital Infrastructure Solutions, page 213
26.       We note your response to comment 47 and re-issue in part. Please revise to include your response that historical data are not representative of your current operations.
Galaxy has revised the disclosure on page 220 in response to the Staff’s comment.
27.       We note your response to comment 48 and re-issue in part. Please expand your disclosure to:
•Discuss the risks posed by the volatile nature of Bitcoin mining profitability and effects on material indicators of performance, including without limitation, cost of electricity, miner efficiency and profitability; and
•Provide the breakeven analysis of the cost of inputs to mine one Bitcoin with the price of Bitcoin as of the most recent practicable date, or provide a cross reference to the relevant section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that includes such analysis.
Galaxy has revised the disclosures on page 220 in response to the Staff’s comment to discuss the material indicators affecting its mining business. Additionally, the break-even analysis was updated to include year-to-date information as of September 30, 2023.
The Cryptoeconomy
Features and Applications of Digital Assets, page 214
28.       We note your disclosure here and on page 19 that “[t]he advantage of blockchains is the ability to launch and operate a marketplace without the need for an intermediary” and the decentralized nature of blockchains “allow for new types of business models without intermediaries that operate globally.” We also note your disclosure on pages 21 and 220 that “[t]hroughout the failures of centralized digital asset trading platforms and lenders in 2022, DeFi applications performed

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U.S Securities and Exchange Commission
admirably and without disruption, highlighting the benefits of financial applications devoid of human administrators.” Please revise to qualify these statements, as it is not clear that digital asset trading platforms and DeFi applications are operated entirely without intermediaries or human administrators, or that all DeFi applications “performed admirably and without disruption” in 2022.
Galaxy has revised the disclosures on pages 20 - 21, 23, 221, and 227 in response to the Staff’s comment.
Transacting on DeFi, page 220
29.       We note your response to comment 53. Please revise to provide a more detailed discussion of how liquidity pools operate, what yield farming entails, and how rewards are earned. As part of your disclosure, be sure to include discussion of the automated market makers and decentralized exchanges and any interest you hold in them. In addition, disclose any risks associated with yield farming and liquidity pools.
Galaxy has revised the disclosure on pages 227-228 in response to the Staff’s comment. Galaxy has also provided additional disclosure in its financial statements regarding the Company's interests in such decentralized protocols.
Government Regulation
United States
Securities Regulation Generally, page 240
30.       We note your response to comment 2 and re-issue in part. Please revise to discuss how often you update or reconsider your analysis of each digital asset with which you transact, whether in connection with your policies and procedures or in response to judicial or regulatory developments.
Galaxy has revised the disclosure on page 249 in response to the Staff’s comment and provided additional information in Annexes I and II in response to the Staff’s comment.
Galaxy Digital Holdings LP Unaudited Consolidated Financial Statements
Notes to Condensed Consolidated Interim Financial Statements
Note 4. Digital Assets, page F-9
31.       We note your disclosure at the top of page F-12 that "other digital assets included in the above tables are accounted for as indefinite-lived intangible assets and presented at cost less accumulated depreciation." Given that this balance includes some digital financial assets measured at fair value, please revise your next amendment to clarify your disclosures.
Galaxy has revised the disclosure on page F-25 of the interim financial statements in response to the Staff’s comment. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Note 16. Variable Interest Entities
Non-consolidated Sponsor Investment Funds and Other VIEs, page F-26
32.       We acknowledge your response to comment 61. As the power to direct the activities that most significantly impact the economic performance of a variable interest entity (VIE) typically is not

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U.S Securities and Exchange Commission
vested in an entity that has an insignificant economic interest in that VIE, please address the following:
•Tell us the number of entities at March 31, 2023 and December 31, 2022 that you deconsolidated because you no longer have a significant variable interest in the funds.
•Tell us the assets, liabilities and the noncontrolling interest that would be recorded on your balance sheet at March 31, 2023 and December 31, 2022 if you consolidated the entities in the preceding bullet.
•Tell us in detail why it is appropriate to deconsolidate these entities at March 31, 2023 and December 31, 2022 and cite for us the specific paragraphs in the authoritative guidance supporting your accounting.
Galaxy advises the Staff that in the year ended December 31, 2022, three entities in the Galaxy Bitcoin Fund and Galaxy Institutional Bitcoin Fund families, were deconsolidated by Galaxy, as Galaxy no longer has a significant variable interest. Since December 31, 2022, no additional entities were deconsolidated on this basis. The assets, liabilities and noncontrolling interest for these entities would have been as follows:

(in millions)	September 30, 2023	December 31, 2022
Total assets	$156.1	$103.0
Total liabilities	$4.0	$4.8
Redeemable noncontrolling interests	$(148.8)	$(96.1)
Galaxy advises the Staff that as the general partner of these entities, Galaxy provided the seed capital to launch the investment funds at their inception.
At the inception of these investments, Galaxy held 100% of the variable interests in these entities. As there were no other variable interest holders, Galaxy consolidated the entity by default. Upon admission of other investors to the entities, Galaxy's relative variable interest decreased proportionally. However, as long as Galaxy met the conditions in ASC 810-10-05-8, it continued to consolidate the entities. Galaxy, in its capacity as the general partner, had the power to direct the activities of the entities that most significantly impact the entities' economic performance (i.e., investment decisions), and as the holder of the majority of the variable interest, Galaxy's obligation to absorb losses and right to receive economic benefit of the entities could potentially have been significant.
This was no longer the case once the external limited partners acquired a sufficiently large amount of the limited partner interest in the entities, which reduced Galaxy's obligation to absorb losses and right to receive economic benefit to a sufficiently small amount (i.e., less than 10%). At such point in time, Galaxy determined that it no longer had a variable interest in the entities and therefore no longer had a controlling financial interest in the entities.
Galaxy Digital Holdings LP Audited Annual Consolidated Financial Statements
Consolidated Statements of Operations, page F-47
33.       Please provide supporting accounting analysis for the inclusion of net gain on derivative trading and net gain/(loss) on investments within the subtotal “net revenues.” We observe that by definition gains and losses are not revenue. As part of your analysis, clarify why there is no corresponding cost of revenue for each of these “net revenues” line items.
Galaxy has revised the consolidated interim statements of operations on page F-2 to label net gain on derivative trading and net gain/(loss) on investments as other gains from operations in response to the

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U.S Securities and Exchange Commission
Staff's comments. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy advises the Staff that as further discussed in the responses to comments 42 and 52 below, it considers the performance of its derivative and actively managed investment portfolio as part of its core operations and performance results. As these gains and losses are presented outside of revenue, Galaxy did not include a corresponding cost of revenue associated with these activities.
34.       Please address the following additional comments about your basic presentation and reference, where appropriate, the authoritative literature you rely upon to support your accounting:
•Tell us whether your digital assets sales costs include all costs directly and indirectly related to these sales, including, at a minimum, compensation and benefits expenses and technology expenses. If not, revise your accounting to include all direct and an allocation of indirect expenses or tell us why your accounting is appropriate.
•Tell us why you have no cost of revenues for lending and staking income and fee income as required by Rule 5-03(b)2(e) of Regulation S-X.
•Tell us why you include notes interest expense as an operating expense when Rule 5- 03(b)8 shows interest expense with non-operating income and non-operating expenses. In your response, clarify why you reflect the related unrealized gain on your notes payable derivative with other income/(expense).
Galaxy advises the Staff that in determining the appropriate presentation of its statements of operations, Galaxy considered Regulation S-X, presentation guidance in U.S. GAAP, the nature of its operations and business activities, as well as other entities operating in both the traditional finance and digital asset industries.
As noted throughout our Registration Statement, Galaxy operates across multiple sub-sectors within the digital asset industry. Galaxy notes that parts of its operations, such as its Global Markets segment that engages in trading of digital assets, closely mirrors that of a commodity trading business. Galaxy observes that such entities present commodity trading revenue and cost of sale separately from other operating costs, such as compensation and benefit or technology expenses. Additionally, Galaxy notes that other entities, such as retailers, presenting financial statements under Article 5 of Regulation S-X, only include direct costs in their cost of revenues and do not further allocate compensation or other operational overheads, even if they could feasibly be associated with individual sales (e.g., store-level costs).
Galaxy further notes that many of Galaxy's services and core operations closely mirror that of a bank or an asset manager in the financial services industry. Galaxy notes that such entities operating in the financial services sector would ordinarily present their income statements under Article 9 of Regulation S-X or as an investment company under ASC 946, which do not require separate identification of cost of revenue/services. Instead, the operating expenses include all necessary costs to operate the business. Galaxy separately presents interest and similar income along with the borrowing costs in its revenues and cost of revenues sections on its statements of operations.
Similarly, the notes interest expense related to the exchangeable notes is part of the operating expenses in the same way that any interest cost is part of the operations of a financial institution. Galaxy acknowledges that it is not a bank holding company. However, as noted in Staff Accounting Bulletin Topic 11.K, Application Of Article 9 And Guide 3, an entity with material amounts of lending and deposits could look to Article 9 for guidance if such presentation provides relevant and useful information. As noted above, a material portion of Galaxy's operation involves lending and borrowing activities, which are funded with fungible cash from both short and long-term loans. Galaxy believes that presenting all interest costs as part of its operating expenses is more relevant to the assessment of its performance. The unrealized gain/loss associated with the exchangeable notes are presented outside of operating

December 22, 2023	GLXY-12
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
expenses as this gain/loss stems entirely from the changes in the share price of the Company's Canadian-listed minority investor. The Company considers this gain/loss to be outside of its core operating activities.
Consolidated Statements of Cash Flows, page F-50
35.       We note your response to prior comment 62. As all impairments of digital assets are noncash charges, please reconsider the use of footnote 1 on this line item. Also, revise your adjustment for impairment of digital assets in each period presented to equal the amounts presented in your statements of operations. To the extent you wish to separately identify the portion of the impairment you associate with digital assets sold/disposed versus the portion of the impairment you associate with those still held on your balance sheet, those quantified amounts could be presented as part of a subtotal for total impairment or provided either parenthetically or in a footnote to the statements, provided you also separately disclose how you made such allocations.
Galaxy advises the Staff that it has disclosed additional information about its accounting policies for the statement of cash flows on page F-11 of the interim financial statements and as a consequence also discontinued the use of footnote 1 on the statement of cash flows on page F- 5 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Galaxy desires to revise and clarify its response to prior comment 62 to explain why its adjustment for impairment of digital assets on the statement of cash flows in each period presented does not equal the amounts presented in the statement of operations.
We respectfully ask the Staff to consider the following illustrative example:
Opening Balance Sheet:
Cash:                                      $100
Intangible digital assets:               0
Transactions during the period:
• Purchase $100 of intangible digital assets
• Recognize $10 of impairment on those purchased digital assets
• Sell all of the intangible digital assets for $105
Closing Balance Sheet:
Cash:                                     $105
Intangible digital assets:              0
Income Statement:
Digital asset sales revenue:           $105
Digital asset sales cost:                    (90)
Impairment of digital assets:             (10)
Net income:                                         5

December 22, 2023	GLXY-13
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Applying the direct method for cash flow statement:
Sales of digital assets:                 $105
Purchases of digital assets:          (100)
Operating cash flows:                        5
Applying the indirect method for cash flow statement – Alternative 1:
Net income                                         $5
Adjustments for:
  Impairment of digital assets               -
  Changes in operating assets:
    Digital assets                                    -
Operating cash flows                           5
ASC 230-10-45-28 states that entities that choose not to apply the direct method “shall determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income of a business entity […] to reconcile it to net cash flow from operating activities.” Galaxy respectively observes that in the case where impairment is recognized during the period on intangible digital assets that are subsequently sold during the period for cash that no adjustment is needed to reconcile net income to operating cash flows when applying the indirect method. The impairment recognized during the period gives rise to an increase in the gross margin recognized on the sale of the digital assets for cash, and no adjustment is needed for the gross margin associated with sales of intangible digital assets for cash.
To further illustrate, consider the same facts as above but an alternative approach to the indirect method cash flow statement where an adjustment is made for impairment of digital assets that equals the amount on the income statement:
Indirect method cash flow statement – Alternative 2:
Net income                                                           $5
Adjustments for:
  Impairment of digital assets                              (10)
  Changes in operating assets:
    Digital assets                                                    10
Operating cash flows                                             5
Galaxy observes that an adjustment cannot be made for impairment of digital assets that equals the amount on the income statement in isolation – otherwise the operating cash flows would incorrectly be determined to be negative (5) when they are objectively positive 5 in this example. The introduction of a reconciling adjustment to net income for impairment would therefore necessitate another reconciling adjustment in order to correctly show operating cash flows of positive 5. But in this simple illustrative example, the only other line a second reconciling adjustment could go is in the change in digital assets line. However, presenting a change in digital assets of 10 (to unwind the adjustment made for impairment of digital assets) causes the change in digital assets line item to not reflect the economic reality of what occurred during the period. That is, during the period there was no change in digital assets on the balance sheet (i.e., it started at zero and ended at zero) and there was no net cash investment in digital assets during the period.
Galaxy believes that Alternative 1 is consistent with the requirements of GAAP and results in more decision useful information to investors because it allows the change in digital assets line item on the cash flow statement to inform an investor about sources and uses of cash with respect to changes in the

December 22, 2023	GLXY-14
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
balance of digital assets on the balance sheet. While Alternative 2 has the adjustment for impairment of digital assets that matches the income statement, such an adjustment is not an actual reconciling item between net income and cash flows from operations and creates a need for what one may consider to be a “plug” that could cause the adjustment for the change in digital assets to be confusing to investors. That is, the change in digital assets line item would no longer represent to an investor the sources or uses of operating cash flows related to net cash investments in digital assets recognized on the balance sheet during the period.
Galaxy observes the cash flows statements from other registrants where the adjustment for impairment of digital assets equals the amount presented on the income statement. However, Galaxy also observes that some registrants’ business models appear to involve buying and holding digital assets (i.e., where an adjustment for impairment would be necessary to reconcile net income to operating cash flows).
Galaxy’s operations involve the sale of tens of billions of dollars of digital assets each year, and those digital assets have given rise to billions of dollars of impairment during the year before they are sold. If Galaxy is required to present a reconciling item between net income and operating cash flows equal to the total amount of impairment on the income statement then the distortive effect of such a presentation would be large.
Notes to Consolidated Financial Statements
Note 1. Basis of Presentation
Change in Presentation, page F-52
36.       Please tell us why you reclassified changes in payables to customers from operating activities to financing activities on your consolidated statements of cash flows. In your response, tell us the nature of these payables and how they qualify for financing activities classification under ASC 230-10-45-14.
Galaxy advises the Staff that the material portion of the “Payable to customers” liability in 2021 related to customer funds that had been received by GalaxyOne Prime LLC (“GalaxyOne”).
When Galaxy originally determined the classification of changes in “Payable to customers” on the statement of cash flows for the year ended December 31, 2021 and the nine-month period ending September 30, 2022, Galaxy considered GalaxyOne's core business and the nature of the activity. GalaxyOne’s core business is providing prime brokerage services for digital assets to its customers. The nature of its activities was to provide its customers with prefunded trading credit whereby Galaxy may have the contractual right to use the funds at its discretion in the conduct of its business. A customer cash account is a necessary component of a prime brokerage offering; it permits, for example, a customer to enter into contracts with and through the prime broker that require the customer to pay cash. Galaxy considered that the AICPA Accounting and Auditing Guide for Brokers and Dealers in Securities presents the changes in the Net receivable/payable from/to customers within operating activities in the illustrative statement of cash flows in Exhibit 6-7. Galaxy also considered industry practice for broker-dealers, financial institutions, and other entities with similar operations whereby certain cash flows such as those related to repurchase agreements and reverse repurchase agreements, or cash flows related to securities-lending arrangements, may be classified as cash flows from operating activities if the transactions are entered into in connection with entity’s principal activities.
In addition, Galaxy considered the fact that there were other public companies that trade digital assets with customers that presented changes in customer cash within the operating activities.
The decision to reclassify changes in "Payables to customers" from operating activities to financing activities was based on a number of factors including changes in industry practice and expectations of the

December 22, 2023	GLXY-15
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
future development of GalaxyOne's business. While preparing its 2022 financial statements, Galaxy identified that a major competitor had disclosed a change in its presentation of customer cash liabilities in its 10-K filing that included the competitor's audited financial statements. The competitor's changed in presentation was to reclassify changes in customer cash liabilities from operating activities to financing activities on a retrospective basis.
Galaxy did not observe a consistent approach within the industry. While Galaxy observed that some competitors continued to include changes in customer cash within operating cash flows, Galaxy also noted that another competitor that allows its customers to transfer US Dollars and then purchase and hold bitcoin in their customer accounts classifies changes in customer cash in financing activities, which is arguably a similar (but much more limited) service offering to GalaxyOne’s.
Galaxy then considered that continued presentation of changes in customer cash within operating activities could potentially be distortive to operating cash flows and result in sub-optimal financial reporting for users of the financial statements. This is because a single customer could transfer in or withdraw a relatively large amount of funds and cause a significant change in operating cash flow, diminishing the usefulness of net cash provided by operating activities as a measure of the cash generating ability of Galaxy’s core operations. In 2021 GalaxyOne was a startup operation, Galaxy had no historical data to model customer behavior with respect to customer cash and had relatively low trading activity. After observing actual customer behavior and related cash flows for 2021 and 2022, Galaxy recognizes how just one customer’s decisions to transfer in or withdraw cash with GalaxyOne could have a potentially distortive effect on the Galaxy’s operating cash flows.
Relatedly, Galaxy notes that “financing activities” as defined in ASC 230-10-20 include “borrowing money and repaying amounts borrowed, or otherwise setting the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” ASC 230-10-45-14(c) states that “[p]roceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing” are cash inflows from financing activities. A customer transferring cash to GalaxyOne creates a borrower/creditor relationship contemplated by ASC 230-10-45-14(b), resulting in classification within financing activities by GalaxyOne.
Finally, Galaxy also considered the classification of certain transactions in other industries that arguably have some similarities to the cash flows related to GalaxyOne’s payables to customers. Changes in bank deposits are generally classified as financing activities a bank because they represent borrowings, within the scope of ASC 230-10-45-14(b). Up-front (i.e., advance) payments that are expected to be refunded to a customer that represent a deposit that is expected to be refunded to the customer in cash at a future date (i.e., refund liability) are also generally classified as cash flows from financing activities. In addition, funds held for others (e.g. mortgage servicers, payroll service providers) have also been viewed as appropriately classified within financing activities because the contractual obligation to spend the funds on behalf of customers represents a borrowing that is settled as funds are disbursed.
Therefore, given the lack of authoritative US GAAP guidance specific to customer cash balances associated with digital asset prime brokerage businesses, the ongoing diversity in practice, expectations about the future development of GalaxyOne’s business, and the improvement in financial reporting, Galaxy concluded that it was a reasonable application of US GAAP to change its presentation to financing activities for 2022.
Note 2. Significant Accounting Policies
Revenue Recognition
Income from Proprietary Mining, page F-55
37.       We note your response to prior comment 73. Please address the following:
•Tell us the names of the mining pools in which you participate.

December 22, 2023	GLXY-16
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
•Tell us whether you and the mining pool operator can terminate the agreement at any time, for any reason, and without penalty. Tell us why or why not.
•Tell us your consideration of whether each mining pool arrangement is a contract that is continually renewed.
•Tell us the payment mechanism under each contract/terms of service.
•Tell us the time period underlying the payment determination and explain when each pool operator provides that computation and related payment.
•You disclose that you value noncash consideration at contract inception, tell us when each contract is incepted and the timing of the price you use to value digital assets mined.
•Tell us your consideration for disclosing your performance obligation as the provision of hash calculation services to the pool operator.
Galaxy advises the Staff as follows:
•.Since the acquisition of Helios and commencement of Galaxy's proprietary mining operations, Galaxy has only participated in the mining pool operated by Luxor. Prior to the Helios acquisition, Galaxy used to participate in the Braiins mining pool.
•.Galaxy has a service agreement with Luxor that stipulates the fees and other commercial terms not described in the mining pool terms of services. The service agreement together with the terms of service for the mining pool form the contract with our customer, Luxor. The nature of the arrangement with Luxor is such that they purchase computing power denominated in hash rate (i.e., number of calculations per second) from Galaxy, and pay Galaxy a portion of the mining rewards that is commensurate with the hash rate provided based on a contractually specified formula. The agreement does not specify a minimum hash rate, as such Galaxy can terminate the agreement at any time simply by ceasing to provide hash rate. By virtue of being permitted to terminate the operation of the mining pool at any time without prior notice and without penalty (per its terms of services), Luxor can also terminate its arrangement with Galaxy at any time, without prior notice and without penalty.
•.Considering ASC 606-10-25-3 and 25-4, a contract only exists insofar as Galaxy has provided its hash rate and Luxor has an obligation to pay for that contributed hash rate. As outlined in the preceding bullet, Galaxy can terminate its provision of hash rate and Luxor its operation of a mining pool at any time for any or no reason and without penalty. Therefore, the contract with Luxor is one which automatically renews with each incremental hash rate provided by Galaxy to the mining pool that Luxor continues to operate. For practical purposes, Galaxy uses each day that Galaxy provides hash rate as the start of a new contract period.
•.Per the terms of the service agreement with Luxor, Galaxy is paid for hash rate using a Full Pay Per Share ("FPPS") payment methodology, defined as the expected value of both block reward and block transaction fees, calculated on a look-back basis across 144 previous blocks. The formula works as follows:
(1) Block subsidy (currently 6.25 BTC)
(2) Average of the last 144 blocks’ transaction fees, also denominated in BTC
As an example, the amount of BTC Galaxy is expected to receive is calculated as follows:
Galaxy reward (paid in BTC) = (6.25) + (average of block “n - 144, n - 143, n - 142 … n - 1” transaction fees) * (Galaxy hashrate / network hashrate) * (1 – Luxor fees)

December 22, 2023	GLXY-17
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
•.The service agreement provides a Luxor fee schedule that varies based on the amount of hash rate provided (i.e., the higher Galaxy's contributed hash rate, the lower Luxor's fee rate). Because Galaxy recognizes mining revenue net of the fees retained by Luxor, the lower Luxor's fee rate, the greater Galaxy's net mining revenue.
•.Luxor computes the amount of payment on a rolling basis with each new block that is mined on the Bitcoin network, which is approximately every 10 minutes. As the computation uses a 144-block look-back period, it effectively captures the average amount of mining rewards over approximately a full day (i.e. 144 blocks ÷ 6 blocks per hour = 24 hours). Mining rewards generated are available to be transferred to Galaxy on an hourly basis, however to minimize transaction fees, Galaxy typically requests and receives the accrued mining rewards on a daily basis.
•.As both Galaxy and Luxor can terminate the contract at any time without penalty (see above), and Galaxy is entitled to rewards for all hash rate provided, Galaxy considers contract inception to occur/recur with each additional unit of computing power Galaxy provides to the mining pool. Galaxy notes that due to the nature of Bitcoin mining, Luxor does not successfully win mining rewards with each block that is mined on the network. Statistically, its probability of mining the next block is proportional to the total amount of hash rate that Luxor pool contributes relative to all miners on the network. Since GAAP requires non-cash consideration to be measured at contract inception, from an accounting policy perspective, Galaxy would estimate its revenue based on its own measure of the amount of hash rate contributed, multiplied by the estimated mining rewards and the prevailing price of Bitcoin each second that additional hash rate continues to be provided. Galaxy would not constrain the variable non-cash BTC to which it is entitled because it can reasonably estimate the amount of BTC to be received without risk of any clawback or refund. These estimates would then be trued up each hour based on the actual quantity of BTC awarded and available to be transferred to Galaxy. However, from an operational perspective, Galaxy only records revenue once a day based on the actual BTC earned and the observable price of BTC, in its principal market determined at 23:59:59 UTC. Galaxy monitors this non-GAAP operational policy and conducts an analysis each period to ensure that its effect is clearly inconsequential.
•.Per the terms of the service agreement and Luxor terms of services, Galaxy's performance obligation is the provision of hash rate to the mining pool. Providing hash rate is the culmination of many underlying activities, such as procurement and maintenance of mining equipment, facilities, and electric power. Consistent with the discussion in ASU 2016.10-BC10 and Revenue Recognition TRG Agenda Paper No. 12 (paragraph 15), Galaxy views these as fulfillment activities – i.e. necessary to fulfill the promised service (of providing hash rate) to Galaxy’s mining pool operator customer (Luxor).
38.       We note your response to prior comment 73 that indicates leasing fee income from mining is included in fee income on the Statements of Operations. However, we note your disclosure in Note 12 on page F-81 that, "revenue associated with mining leases is recognized within Income from mining in the Company's consolidated statements of operations." Please revise your next amendment to provide consistent disclosure, or advise otherwise.
Galaxy has revised the disclosure on page F-37 updating Income from mining to Fee revenue in response to the Staff’s comment.
Digital Assets, page F-55
39.       Please revise your disclosure in the last paragraph of this accounting policy note to clarify why your digital assets placed with exchanges and trading platforms to satisfy risk margin

December 22, 2023	GLXY-18
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
requirements from open trading positions and your digital assets staked with third party validator nodes do not qualify for derecognition. In your revised disclosure:
•Describe the risk margin requirements imposed by the exchanges and trading platforms.
•Explain why the digital asses do not qualify for derecognition, including how you continue to control theses digital assets. For example, do you have the exclusive right and ability to use the digital assets at your sole discretion, including the ability to sell or pledge the digital assets to third parties?
•To the extent these digital assets are restricted in use in any way, disclose the nature of the restrictions and consider the need to present restricted digital assets on a separate balance sheet line item.
Galaxy has revised the disclosure on page F-12 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy notes that any restrictions on its digital assets are typically temporary in nature, for example, having to wait for a few days to access digital assets staked on a validator. Galaxy believes its disclosure in Note 4 adequately describes the nature of restrictions and amount of such assets.
Digital Assets Loan Receivable, page F-56
40.       We note your response to prior comment 74. For digital assets loan receivable, please tell us, and revise your accounting policy in your next amendment, to indicate the following:
•Clarify whether at conclusion of the loan, the borrower is required to return the same type and quantity of digital assets to Galaxy; and
•Clarify whether while the loan is outstanding the borrower has the right and ability to use the digital assets at its sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties.
Galaxy has revised the disclosure on pages F-12 - F-13 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Galaxy advises the Staff that at the conclusion of a loan, the loan agreements require the borrower to return the same type and quantity of digital assets to Galaxy. The only exception is if the market for the borrowed digital asset is determined to be illiquid and Galaxy determines that it has become commercially infeasible for the borrower to return the digital assets originally provided. In cases such as this, Galaxy's standard Master Digital Currency Loan Agreement allows the borrower to repay the loan in USD at an illiquid market spot rate as defined in the relevant agreement. This illiquid market option has never been invoked and Galaxy seeks to only lend digital assets for which there are liquid markets. Other than the illiquid market option, on a case by case basis, the contract may be modified by mutual agreement to allow the settlement of the loan with another asset, typically via voluntary liquidation of the collateral that the borrower has posted. Galaxy also advises the Staff that while the loan is outstanding the borrower has the right and the ability to use the digital assets at its sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties. Given the illiquid market option has never been exercised and exists only to establish a means of settling the commercial arrangement in contingent circumstances that Galaxy believes are remote, Galaxy has not amended its accounting policy.
41.       We note your response to prior comment 74. We note your disclosure on page F-56 that, upon funding of digital asset loans, the Company "reclassifies" the lent digital assets into digital assets loan receivable. Please tell us, and revise your next amendment if appropriate, to confirm if you "derecognize" the lent digital assets upon funding of digital asset loans and separately recognize a digital assets loan receivable.

December 22, 2023	GLXY-19
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Galaxy has revised the disclosure on page F-13 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy advises the Staff that digital assets are derecognized upon funding of digital asset loans, and separately recognized as a digital asset loan receivable.
42.       Please provide the analysis underlying your inclusion of the gain or loss from initial derecognition of lent digital assets and the gains and losses from remeasurement of the digital assets loan receivable over the life of the loan within a subtotal entitled “net revenue.” In this regard, we note that your compensation for your digital asset lending activities is a fee equal to a percentage of the quantity of digital assets lent over the course of the loan, which is included in “net revenue.” However, we are unable to discern how revenue is generated from either the initial transfer of the digital asset or the remeasurement of the receivable.
Galaxy advises the Staff that in evaluating the presentation of net gains and/or losses on digital asset loans and collateral associated with digital asset borrowing arrangements, Galaxy considered the nature of the arrangement from which such gains and/or losses result. Generally, the Company believes that “revenue” should be distinguished from other types of income that does not arise from the sale of goods or provision of services that are part of a reporting entity’s ongoing major or central activities. This is consistent with the ASC Master Glossary definition of “revenue”, which is defined as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.” Further, the Company considered the definition of “revenues”, “gains”, and “losses” included in the FASB’s, Statement of Financial Accounting Concepts No. 8 (“CON 8”), Chapter 4, Elements of Financial Statements, paragraph E80. However, Galaxy observes that the definition of such elements of comprehensive income included in CON 8 are broad in their descriptions. Given the lack of more specific guidance, the Company believes that the distinction between revenue and other types of income, such as gains (or losses), requires judgment and should be evaluated based on the substance of the activities.
Galaxy advises the Staff that the Company only enters into digital asset borrowing arrangements to acquire digital assets that will be lent to another counterparty through a lending arrangement, utilized as collateral for certain trading positions, or otherwise used for proprietary trading activities. These transactions with borrowed digital assets are income generating activities that are part of the Company’s ongoing major and central operations. Further, the Company notes that unlike corporate borrowing activities denominated in cash, which is fungible and can be used in many parts of an entity’s cost structure, the Company manages each of its digital asset positions discretely. That is, each digital asset borrowing contributes to the net position (i.e., the sum of all open trading positions) in a particular digital asset. The Company manages its net position in a particular digital asset through borrowing, lending, trading or other revenue-generating activities as part of a single inventory pool.
We acknowledge that, in isolation, the borrowing and receipt of digital assets itself is not a revenue-generating activity. However, the change in fair value associated with the underlying digital asset borrowed, is directly related to managing the net position of such digital asset. Accordingly, the Company elected to present the fair value change associated with the bifurcated embedded derivative for digital assets loans payable in “Net gain on digital assets” in the consolidated statements of operations. This financial statement line item also includes changes in the fair value for the digital asset loans receivable, and other revenue-generating activities for which the net change in the fair value of digital assets are recorded. The Company believes that the inclusion of changes in the fair value of the embedded derivative for digital assets borrowed in “Net gain on digital assets” provides clearer information and more faithfully represents how the Company is managing its digital asset positions as part of its ordinary activities to generate revenues. In making this assessment, the Company considered the principles in CON 8, Chapter 3, Qualitative Characteristics of Useful Financial Information.

December 22, 2023	GLXY-20
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
However, Galaxy acknowledges that a significant portion of its revenue stem from transactions with counterparties that are customers under ASC 606. Galaxy has revised the interim consolidated statements of operations to clarify which revenues are from contracts with customers, and present other revenues, including net gains / (losses) from digital assets separately from such customer revenue in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy determined that including the gains or losses stemming from digital asset loan originations and subsequent remeasurement, which form part of Galaxy's core operating results, as part of its revenues and other gains from operations provides the most relevant and meaningful information to the users of its financial statements.
43.       You disclose in the first paragraph of this policy that for digital assets you lend to others the underlying loans are repayable at your option or the option of the borrower without penalty; however, for fixed term loans the borrower may prepay but you cannot accelerate the repayment of the loan. Please address the following:
•In your February 9, 2023 response to comment 76 in our February 11, 2022 letter you indicate that as of December 2022 you updated the standard Master Lending Agreement to remove the borrower’s prepayment option for Term Deal loans. Reconcile the apparent discrepancy between that response and your current policy disclosure for fixed term loans.
•Tell us whether the borrower’s ability to prepay the loan (if applicable) and your ability to accelerate the repayment of the loan are the put and call options, respectively, that you discuss in your response to comment 77 regarding digital assets that you borrow from others. If so, address the following:
◦Revise your disclosure to clarify that these options are puts and calls, respectively.
◦Clarify for us why these options for your lending transactions do not result in bifurcated embedded derivatives while similar options in your borrowing transactions result in bifurcated embedded derivatives.
•Tell us and revise the third paragraph of your accounting policy on page F-56 to clarify to what the phrase “liquid collateral” means in the statement “The majority of the Company’s digital assets loan receivable is secured by liquid collateral.”
Galaxy has revised the disclosures on page F-12 - F-13 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Galaxy advises the Staff that as of December 2022 the Company had updated the standard Master Lending Agreement to remove the borrower's prepayment option for Term Deal loans. Galaxy's policy disclosure for fixed term loans continues to reference the borrower's prepayment option as the policy and is applicable to the financial years ended December 2020, December 2021 and December 2022 during which loans with this option were extended to borrowers. As of December 31, 2022, certain open fixed term loans originated prior to December 2022 included this option.
Galaxy further advises the Staff that the early repayment options which allow the Company (as the lender) to put or the borrower to call the digital asset loan receivable prior to maturity, without a penalty or premium, are respectively put and call options that are embedded in the digital asset loan receivable for loans that have no prespecified maturity date. For the fixed term loans originated prior to the aforementioned modification to the standard terms, the Company did not have a put option for the digital asset loan receivable; however, the borrower has a call option that would allow it to repay the loan prior to its stated maturity. Exercising such a call option typically required a make-whole payment, which was for the unpaid interest for the remaining term of the loan.
In evaluating the accounting for the options embedded in the Company’s various lending arrangements, Galaxy first considered the measurement basis for digital asset loan receivables. Galaxy acknowledges

December 22, 2023	GLXY-21
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
the comments made by the Staff at the AICPA & Certified Investment Management Analyst Conference on current SEC and Public Company Accounting Oversight Board Developments in Washington, D.C. in December 2022, specifically, where the Staff, in contemplation of a fact pattern that mirrors that of Galaxy’s lending arrangements, indicated that they would not object to the derecognition of the digital assets lent to counterparties when various indicators of control of the digital assets transferring to the borrower are present. Further, the Staff indicated that the lender would recognize a receivable equal to the fair value of the digital assets to be received upon extinguishment of the loan.
Galaxy believes that absent the Staff’s specific measurement guidance for digital asset loans receivable, the put and call features embedded in digital asset loans receivable would be analyzed similarly to such options in our lending transactions, resulting in bifurcated embedded derivatives. However, given that the digital asset loan receivable is measured at the fair value of the underlying digital assets to be received upon extinguishment, bifurcating and measuring such options separately result in double counting of the value of those puts and calls that results from their indexation to the price of the underlying digital asset. Galaxy considered by analogy the guidance in ASC 815-10-15-63 and 15-64 under which derivatives are not separately recognized and accounted for if such accounting would result in“counting the same thing twice”on the balance sheet. Accordingly, Galaxy does not record or disclose such embedded derivatives for digital asset loan receivables.
Galaxy advises the Staff that the term "liquid collateral" in the statement "The majority of the Company's digital assets loan receivable is secured by liquid collateral." referred to digital assets that are readily convertible to cash.
44.       Please tell us to what the parenthetical phrase “...(market intermediary services for digital asset lending and borrowing)...” refers, and what accounting policy applies to it, in the following statement on page 203, “Galaxy is primarily engaged in the business of providing technology-driven diversified financial services, focused on digital asset trading (including market intermediary services for digital asset lending and borrowing), digital asset mining operations, asset management and investment banking, and not in investing, reinvesting or trading in securities.”
Galaxy has revised the disclosure on page 208 to remove the reference to market intermediary services. Galaxy advises the Staff that, in its digital asset borrowing and lending operations, Galaxy has concluded that it acts as a principal to both the borrowers and the lenders. Galaxy borrows to fund and finance its trading operations. Each borrowing and lending transaction is entered into separately with the respective counterparties. As such, separate accounting policies apply to digital asset borrowing and lending as described in Galaxy's significant accounting policy note to its consolidated financial statements.
The sentence denoting market intermediary services for digital asset lending and borrowing was included in the "Information about Galaxy" section to use terminology similar to that which Galaxy used in its discussion of our analysis under the Investment Company Act of 1940.

45.       We note your response to prior comment 86 regarding your allowance for credit losses methodology for your digital assets loan receivable, as well as your disclosure on page F- 56 where you state you maintain processes and controls to ensure adequate collateral is held for all your digital asset loans, including processes that monitor market prices and liquidity of the assets that are held as collateral. Please respond to the following:
•Disclose the frequency that you evaluate the sufficiency of collateral for your digital assets loan receivable (i.e., daily, weekly, monthly, etc.) and confirm that you have the contractual ability to require replenishment of the collateral at least as frequently as your internal policies are to evaluate the sufficiency of the collateral;
•In your disclosure on page F-56, you state that you are “entitled” to request additional collateral from the borrow if the fair value of the collateral associated with a given loan drops below a predefined threshold. Tell us whether in all cases you request the additional collateral

December 22, 2023	GLXY-22
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
from the borrower. If not, please quantify how frequently you do not actually enforce your contractual rights and clarify the factors that you evaluate in deciding not to require the additional collateral to be posted; and
•ASC 326-20-35-6 states that an entity may determine that the expectation of nonpayment of the amortized cost basis is zero if the fair value of the collateral is equal to or exceeds the amortized cost if the entity reasonably expects the borrower to continue to replenish the collateral as necessary to meet the requirements of the contract. Please describe the processes you perform to determine that you “reasonably expect” the borrowers to continue to replenish the collateral.
Galaxy has revised the disclosure on page F-13 of the interim financial statements in response to the Staff’s comment. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy further advises the Staff as follows:
•Galaxy monitors the sufficiency of collateral levels throughout each day using automated tools, which have the ability to automatically request additional collateral within a minute of when the collateral value drops below the threshold specified in the contract. The borrower has the contractual obligation to provide additional collateral, typically within 18 hours of Galaxy's request.
•Galaxy has always requested additional collateral as per the guidelines outlined in the lending agreements.
•Galaxy bases its determination of whether it reasonably expects the borrower to continue to replenish the collateral as necessary to meet the requirements of the contract via careful monitoring of:
•Counterparty equity or net asset value, as a material decline in size could be a sign of deterioration in credit quality.
•Negative news that could affect counterparties' ability to replenish collateral.
•Counterparty responsiveness to margin calls and other requests as delays can be an early warning indicator of default. If counterparties do not provide additional collateral within the time period specified in the contract, Galaxy can and has in the past liquidated the collateral held at that point in time.
Digital Assets Borrowed, page F-57
46.       Tell us and revise your disclosure to clarify whether while the loan is outstanding you, as borrower, have the right and ability to use the digital assets at your sole discretion, including the ability to sell or pledge the borrowed digital assets to third parties, and whether you are required at the conclusion of the loan to return the same type and quantity of digital assets borrowed to the lender.
Galaxy has revised the disclosure on page F-13 - F-14 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy advises the Staff that while a digital asset loan is outstanding, Galaxy has the right and ability to use the borrowed digital assets in its sole discretion, including to sell or pledge such assets. At the conclusion of the loan, Galaxy is obligated to return the same type and quantity of the borrowed digital assets. Similar to the illiquid market terms described in response to comment 40, loans where Galaxy is a borrower also have provisions allowing Galaxy to repay the loan in USD at an illiquid market spot rate as defined in the relevant agreement. Given the illiquid market option has never been exercised and exists only to establish a means of settling the commercial arrangement in contingent circumstances that Galaxy believes are remote, Galaxy has not amended its disclosure.

December 22, 2023	GLXY-23
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
47.       Please revise the first paragraph of your accounting policy note on page F-57 to clearly disclose the put and call options identified in your response to prior comment 77. Further revise the third paragraph to clarify whether the put and call options are the “embedded derivative” and “embedded derivative features” to which the third paragraph refers and to more clearly describe what you mean when you state the host contract is the “digital asset borrowing agreement.”
Galaxy has revised the disclosure on page F-13 - F-14 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
48.       We note your response to prior comment 77. As it relates to your analysis of ASC 815-15-25-1, please address the following:
•Provide a more complete analysis explaining why the put and call options you identify are not clearly and closely related to the economic characteristics and risks of the host contract including, if applicable, your evaluation of ASC 815-15-25-41 to 15-43.
•Clarify for us and revise your disclosure to indicate why “the units” (i.e. quantity) of digital assets borrowed represent an underlying. Tell us whether you identified any other underlyings, including your consideration of the variability in the fair value of a unit of the borrowed digital asset.
•Identify for us and revise your disclosure to clarify which crypto assets you borrow and the basis for your assertion that they are readily convertible to cash. In this regard, we note that your disclosure in Note 5 on page F-71 discloses only the three largest digital assets borrowed as of December 31, 2022 and 2021 and does not provide information about your borrowings during the periods in your financial statements.
•Reconcile your response, which indicates that you elected the fair value option (i.e., see ASC 815-15-25-4) for the hybrid instrument, to the third paragraph of your accounting policy on page F-57, which indicates that you have an embedded derivative that is bifurcated and separately accounted for at fair value. Explain why you believe ASC 815-15-25-4, which relates to financial instruments, applies to your digital intangible assets.
•To the extent you account for the embedded derivative separately at fair value as indicated in your accounting policy on page F-57, revise your presentation of digital assets borrowed on your consolidated statements of financial position to parenthetically disclose the fair value of the embedded derivatives that are included in the presented liability amount at each balance sheet date.
Galaxy has revised its disclosures on page F-13 - F-14 of the interim financial statements. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Galaxy advises the Staff as follows:
•.The host contract is a fixed rate dollar-denominated debt instrument with a notional amount equal to the initial fair value of the digital assets borrowed. The host contract is a debt host as it (1) has a stated rate of interest indexed to the quantity of the digital assets borrowed and is not discretionary or based on earnings and (2) does not provide the borrower with voting, conversion rights or other participatory rights. The economic characteristics of the host contract are interest rate risk and credit risk. The put and call option on the loaned digital assets effectively settles the liability (i.e., there are no other possible forms of repayment). ASC 815-15-25-42 provides guidance as to whether put options that can accelerate the settlement of debt instruments shall be considered to be clearly and closely related to the debt host contract. The four-step decision sequence in this guidance suggests that if the amount paid upon settlement adjusts based on changes to an underlying other than interest rates or credit risk, the embedded feature is not

December 22, 2023	GLXY-24
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
clearly and closely related to the debt host contract. As such, the put and call option that gives rise to the obligation to deliver the digital assets in the future is not clearly and closely related to the host contract.
•.The underlying is the price of the digital asset to be given upon settlement, and not the units of digital assets borrowed. There were no additional underlyings identified.
•.Galaxy's material borrowings of digital assets historically consist of a combination of, bitcoin, Ether, Solana, PolkaDot, tether and USD Coin. Galaxy has revised its disclosure on page F-13 to disclose this information. In determining whether the assets borrowed are readily convertible to cash, Galaxy compares (1) the quantity of digital assets that Galaxy is expected to pay or receive upon the termination of the loan, to (2) the average daily trading volume of the digital asset over the trailing three-month period. As noted in the Company’s updated disclosure on page F-14, the borrowed digital assets are readily convertible to cash if there is sufficient trading volume such that the Company has the ability to convert the digital assets to cash in within a few days and is not in a position that is substantially different from net settlement.
•.Galaxy has not elected the fair value option for hybrid financial instruments for its digital asset borrowing arrangements, given that the Company’s borrowings predominantly relate to digital assets that are classified as nonfinancial assets. The hybrid instrument contains a forward element that is an embedded derivative under ASC 815-15-25-1 and is remeasured at fair value each reporting period. The embedded derivative is presented within the same financial statement line item as the borrowing.
•.Galaxy advises the Staff that it believes that users of the financial statements would be able to understand the effect of the changes in fair value associated with the hybrid instrument and embedded derivative without disclosing parenthetical information in its consolidated statements of financial position. As noted in the response above, the Company did not elect to measure the hybrid instrument under ASC 815-15-25-4, nor has the Company measured the hybrid instrument under the election or practicability exception under ASC 815-15-30-1. As such, the Company does not believe that the disclosure requirements in ASC 815-15-45-1 and ASC 815-15-45-2 would be applicable to the hybrid instrument. Further, the Company notes that the embedded derivative asset and liability are disclosed as a part of the recurring fair value measurement table in Note 10, Fair value measurement on page F-31. Lastly, as the bifurcated embedded derivative only represents the change in the fair value of the digital assets borrowed following the inception of the borrowing arrangement, including such information as a parenthetical disclosure without further explanation may be confusing to users of the financial statements.
49.       Refer to the example provided in your response 77. Tell us, and provide an accounting analysis with citation to authoritative accounting guidance explaining, why interest expense and the related accrual in other current liabilities in your example is measured based on the average BTC price during the loan period. As part of your analysis, tell us the alternatives you considered and rejected, such as measuring at the fair value of the digital asset on the date you transfer control of such assets to the lender, and the reasons why.
Galaxy advises the Staff that the example included in the prior response to question 77 was illustrative in nature and did not fully capture the Company’s accounting policy associated with interest payable on its borrowing obligations. Interest is accrued based on the stated interest rates included in the borrowing arrangement. As noted, interest payments are denominated and paid in digital assets that fluctuate in dollar-equivalent value. Typically, interest payments are payable on a monthly basis. As interest accrues continuously, absent any other adjustments, the interest expense when denominated in US Dollar terms,

December 22, 2023	GLXY-25
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
would equate to the average exchange rate multiplied by the quantity of digital assets paid for interest during the loan term.
Notwithstanding, the Company recognizes that the dollar-equivalent value of the accrued interest will vary given the changing price of the underlying digital asset for which interest expense is denominated in. Accruals for unpaid digital asset interest payments effectively represent forward payment arrangements that the Company evaluated as an embedded derivative in accordance with ASC 815-15-25-1. The Company determined that the accrued digital asset interest payable meet the criteria to be recognized as an embedded derivative that is bifurcated and separately accounted for at fair value, with any changes in fair value recorded as part of the borrowing cost line on the income statement. Thus, as of any period end, the unpaid digital asset interest payable represents the fair value of the notional amount of digital assets accrued to be transferred at settlement (i.e., at the end of the monthly interest period). Borrowing costs (i.e., interest expense) are recognized in the Consolidated Statements of Operations using the fair value of the notional amount of digital assets transferred to satisfy the required interest payment.
50.       In your response to comment 78, you indicate that you account for digital asset collateral the lender can rehypothecate in the same way that you account for digital asset lending. Please revise the last paragraph of your Digital Assets Borrowed accounting policy on page F-57 to more clearly articulate this accounting policy, including addressing the following:
•Revise the reference to “similar to” your lending arrangements to be more precise.
•Remove the reference to “reclassify” if in fact you derecognize.
•Explain why “Assets posted as collateral that can be rehypothecated by the counterparty are measured at fair value,” differentiating between the derecognized asset and the receivable. Also, revise to clarify your consideration of credit risk.
•More clearly articulate the meaning of the phrase “impaired value.”
Galaxy has revised the disclosure on page F-14 of the interim financial statements in response to the Staff’s comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
51.       Refer to your response to comment 78 and the balance sheet line item “Assets posted as collateral.” Please address the following:
•Explain your authoritative basis for presenting on the same balance sheet line item digital assets you control and receivables. If such presentation is appropriate, disclose parenthetically on the face of the balance sheet the nature and amount of assets measured at fair value within this line item.
•Consider the need to revise this balance sheet descriptor to clarify that it relates to your digital asset borrowings.
Galaxy advises the Staff that, as noted in the response to previous comment 78, the receivables representing the assets posted as collateral are recognized within the balance sheet item "Assets posted as collateral" which only contains cash and digital assets that Galaxy has posted as collateral with counterparties where those counterparties have obtained control based on the control assessment described in the response to the previous comment 66. Digital assets Galaxy controls are not presented in the same balance sheet line item as receivables. Where Galaxy has posted collateral with counterparties and those counterparties do not obtain control of the collateral assets, such digital assets are retained in the balance sheet item "Digital intangible assets" or "Digital financial assets".
Galaxy also advises the Staff that the balance sheet item "Assets posted as collateral" reflects receivables related to digital asset borrowings, open derivative positions and fiat borrowings. Management believes the current balance sheet caption, "Assets posted as collateral" is appropriate given it does not solely relate to digital asset loans payable, and the updated disclosure in the significant

December 22, 2023	GLXY-26
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
accounting policies note and Note 6 of the interim consolidated financial statements and Note 5 of the annual consolidated financial statements provide the necessary detail. As all assets posted as collateral are cash or receivable measured at fair value of the digital asset to be received, Galaxy did not include parenthetical disclosure on its balance sheet.
52.       In order to help us further evaluate your response to the first bullet of comment 79, tell us whether you have additional authoritative support for presenting the changes in measurements associated with borrowings described in comment 79 as net revenues. For example, neither the absence of guidance in ASC 815 nor the measurement guidance in ASC 835 appear to support presenting such borrowing measurements as net revenues. Similarly, gains and losses by definition are not revenue, the borrowing itself is not revenue, and the outflow necessary to fulfill counterparty obligations also does not appear to be revenue. Further, your observation about banks does not appear to have relevance in light of the fact that Galaxy is not a bank. We also observe that the related guidance for banks in Article 9 of Regulation S-X does not include revenue, cost of revenues or gross profit/loss subtotals.
Galaxy advises the Staff that for the reasons as described in the response to comment 42 above, Galaxy believes that it is appropriate to present net gains of digital assets as part of its core operating activities.
Additionally, while Galaxy is not a bank, the Company acknowledges that there are many similarities between the types of digital asset transactions in which Galaxy engages and transactions traditional financial institutions engage with proprietary positions in financial assets. Galaxy also looked to the financial statement presentation of other registrants engaging in both commercial and financial services activities, such as conglomerates with a material financial services operation or equipment manufacturers and resellers that also provide financing. Galaxy observes that such entities often include their financing activities in the revenue section of their statements of operations despite not applying Article 9 of Regulation S-X.
Counterparty Digital Assets and Obligations, page F-58
53.       We acknowledge your response to prior comment 85. Please revise your disclosure to identify each significant digital asset underlying your counterparty digital assets and obligations. See Question 2 of SAB 121.
Galaxy has revised the disclosure on page F-15 of the interim financial statements] in response to the Staff’s comment. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
54.       You disclose in this policy note that included in your counterparty digital assets and obligations is digital asset collateral received under your trading and derivative arrangements where you hold the cryptographic key information and do not have the ability to repledge the collateral. Please revise your disclosure to indicate the collateral requirements for these arrangements and any impact on your accounting for the underlying trading and derivative arrangements.
Galaxy has revised the disclosure on page F-15 of the interim financial statements to indicate the margin requirements in response to the Staff's comments. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy notes that the customer digital assets are held as collateral to satisfy any potential shortfall from customer trading activities or price movement on open derivative contracts where Galaxy is exposed to counterparty credit risk. The margin requirement mitigates Galaxy's credit risk on such derivative and trading positions but does not otherwise impact Galaxy's accounting conclusions.

December 22, 2023	GLXY-27
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Loans Receivable, page F-61
55.       We note your disclosure that loans receivable are U.S. dollar loans to digital asset owners and that you apply the collateral maintenance practical expedient under ASC 326 in estimating credit losses. We also note your disclosure on page F-20 that the allowance for credit losses for loans receivable is not material to your financial statements as of March 31, 2023 or December 31, 2022 due to the collateralized nature of the loan receivables and /or their short-term maturity. Please respond to the following:
•Clarify if the contractual terms regarding your ability to require replenishment of collateral are similar to the terms contained in your digital asset loan receivable agreements. If not, please describe all the key differences and the provisions that are contained in your loan receivable agreements;
•Tell us whether in all cases you request the additional collateral from the borrower if the fair value of the collateral drops below the predefined threshold. If not, please quantify how frequently you do not actually enforce your contractual rights under your loan receivable agreements and clarify the factors that you evaluate in deciding not to require the additional collateral to be posted; and
•We note your disclosure on page F-20 that the loan with Argo is secured by, amongst other assets, the mining equipment of Argo that is physically located in the Helios facility and the Blockstream loan is secured by substantially all of the physical assets of Blockstream. We also note that both loans make up a material portion of your loan receivable balance as of March 31, 2023 and December 31, 2022. Given the nature of the collateral for these loans receivable, please tell us how you concluded that the collateral maintenance practical expedient in ASC 326-20-35-6 applied for these loan receivables.
Galaxy has revised its disclosure on page F-19 of the Company's interim financial statements in response to the Staff's comment. Similar updates will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Galaxy advises the Staff as follows:
•Galaxy's U.S. dollar loans that are secured by digital asset collateral contain a provision requiring the counterparty to maintain a collateral level of a minimum loan to value ratio similar to the collateral requirements of digital asset loan receivables, as disclosed in Note 22 of the consolidated financial statements.
•Galaxy further notes that it has never not enforced such a contractual right. There has only been one instance where the counterparty failed to provide the requested collateral, and Galaxy had to liquidate the collateral held to satisfy the counterparty's loan obligations.
•Galaxy notes that the loans receivable from Argo and Blockstream are not supported by digital asset collateral and do not contain the same collateral maintenance requirement. Galaxy has the ability to foreclose on the underlying property and equipment that secure both these loans in an event of default. As of September 30, 2023, both Argo and Blockstream are performing under their respective loan agreements. In assessing the credit risk for these loans, Galaxy considered the possibility of a foreclosure of the underlying assets, which are estimated to have a fair value less cost to sell that is significantly in excess of the outstanding principal and interest on the loans. Considering the payment history, ongoing engagement and communications with the borrowers, and the fair value of the underlying collateral assets, Galaxy concluded that the credit loss allowance on these loans is not material to any of the periods presented.

December 22, 2023	GLXY-28
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Current Expected Credit Losses, page F-64
56.       We acknowledge your response to prior comment 83. Please revise your disclosure to also indicate that you apply CECL by analogy to digital asset collateral you post on digital asset borrowing that you expect to get back at the end of the loan period.
Galaxy has revised the disclosure on page F-21 of the interim financial statements in response to the Staff’s comment. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued.
Note 5. Digital Assets Loan Receivable and Digital Assets Borrowed, page F-70
57.       We note your response to prior comment 87 and your reference to added disclosures on pages F-19, F-20, F-77, and F-78. These disclosures relate to fiat loans receivable. Please tell us, and revise your next amendment, to disclose if you have any past due digital assets loan receivables at any statement of financial position date and the age of these past due receivables, if applicable.
Galaxy has revised the disclosures on pages F-26 in response to the Staff’s comment. A similar update will be incorporated into the audited financial statements for the year ended December 31, 2023 once issued. Galaxy advises the staff that no digital assets loan receivables were past due as of September 30, 2023 and December 31, 2021. One digital asset loan receivable was past due as of December 31, 2022, for which Galaxy recorded a full allowance during the second quarter of 2022 and subsequently wrote off in the first quarter of 2023. The digital assets loan receivable balance presented at December 31, 2022 was net of this allowance.

December 22, 2023	GLXY-29
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.
Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Grant Block, Davidson & Company LLP
Carmen Newnham, Davidson & Company LLP
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Evan Straight, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

December 22, 2023	GLXY-30
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
ANNEX I

[***]

December 22, 2023	GLXY-31
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
ANNEX II

[***]

December 22, 2023	GLXY-32
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
ANNEX III

[***]

December 22, 2023	GLXY-33
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S Securities and Exchange Commission
ANNEX III

[***]

December 22, 2023	GLXY-34
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.